1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

October 17, 2012

Mr. John Ganley

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:                               KKR Alternative Corporate Opportunities Fund (the “Master Fund”)

(File Nos. 811-22721 and 333-182744)

KKR Alternative Corporate Opportunities Fund P (the “Feeder Fund”)

(File Nos. 811-22722 and 333-182745)

(Each a “Fund,” collectively, the “Funds”)

Dear Mr. Ganley:

In a telephone call on October 8, 2012, you provided the Securities and Exchange Commission staff’s (the “Staff”) comments on Pre-Effective Amendment No. 1 to the registration statements, filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Master Fund and the Feeder Fund, each as filed September 19, 2012.  The Staff’s comments, along with the Funds’ responses, are set forth below.  The Funds have considered your comments and have authorized us to make responses, changes and acknowledgements discussed below relating to each Fund’s registration statement on its behalf, as applicable.

PROSPECTUS:

Summary of Fees and Expenses (page 14 of Master Fund Prospectus and page 16 of Feeder Fund Prospectus)

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Comment 1.                             For those Funds for which estimated total annual fund expenses will be less than the contractual waiver amount, please delete the line items and Footnote [****] to the fee table relating to the expense limitation agreement.  Please move the disclosure relating to the expense limitation agreement to the “Management Fee” section of the prospectus.

Response 1.                               With respect to the Master Fund, the disclosure has been revised accordingly, as the estimated total annual fund operating expenses of the Master Fund will be less than the contractual waiver amount. With respect to the Feeder Fund, estimated total annual fund operating expenses will exceed the contractual waiver amount, and accordingly, Footnote **** and the disclosure has not been deleted.

Comment 2.                             In Footnote [***] to the fee table for each Fund, please disclose the assumed ending Fund net assets for the current fiscal year which form the basis for estimated Other Expenses.

Response 2.                               The requested disclosure has been provided.

GENERAL COMMENTS:

Comment 3.                             Revise the disclosure to reflect that the Funds will segregate assets to cover the full notional amount for any obligations under a credit default swap or total return swap.

Response 3.                               The disclosure regarding the segregation of assets has been revised. The Funds will segregate assets equal to the full notional value of any obligations under a credit default swap or total return swap unless future staff guidance permits asset segregation to a lesser extent.

*                                         *                                         *

In addition to these comments, you requested that the Funds make certain representations concerning Pre-Effective Amendment No. 1 to the registration statements on Form N-2 and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

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We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at 212.698.3525 or Allison M. Fumai, Esq. at 212.698.3526 if you wish to discuss this correspondence further.

Sincerely,

/s/ Richard Horowitz, Esq.

Richard Horowitz, Esq.

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1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

Via EDGAR

October 17, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               KKR Alternative Corporate Opportunities Fund (the “Master Fund”)

(File Nos. 811-22721 and 333-182744)

KKR Alternative Corporate Opportunities Fund P (the “Feeder Fund”)

(File Nos. 811-22722 and 333-182745)

(Each a “Fund,” collectively, the “Funds”)

In connection with a response being made on behalf of the Funds to comments provided with respect to Pre-Effective Amendment No. 1 to the registration statements, filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Master Fund and the Feeder Fund, each as filed September 19, 2012, we are authorized by our client to acknowledge the following on the Funds’ behalf:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•                                          the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at 212.698.3525 or Allison M. Fumai, Esq. at 212.698.3526 if you wish to discuss this correspondence further.

Sincerely,

/s/ Richard Horowitz, Esq.

Richard Horowitz, Esq.

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